PRESS RELEASE	CONTACT:	Joseph Putaturo - Panamá
Director-Investor Relations
(507) 304-2677

COPA HOLDINGS ANNOUNCES 19.6% TRAFFIC GROWTH FOR JULY 2007

PANAMA, August 13, 2007 - Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and Aero Republica operating subsidiaries, today released preliminary passenger traffic statistics for July 2007:

Copa Holdings (Consolidated)	July 2007	July 2006	Change (%)
ASM (mm) (1)	700.8	599.2	17.0%
RPM (mm) (2)	560.5	468.6	19.6%
Load Factor (3)	80.0%	78.2%	1.8 pp
Copa Airlines
ASM (mm) (1)	548.9	449.3	22.2%
RPM (mm) (2)	466.8	372.9	25.2%
Load Factor (3)	85.0%	83.0%	2.0 pp
Aero Republica
ASM (mm) (1)	151.9	149.9	1.3%
RPM (mm) (2)	93.7	95.7	-2.0%
Load Factor (3)	61.7%	63.8%	-2.1	pp

1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of July 2007, Copa Holdings’ system-wide passenger traffic (RPM) increased 19.6%, while capacity (ASM) increased 17.0%. System load factor for July 2007 was 80.0%, an increase of 1.8 percentage points when compared to July 2006.

Copa Airlines passenger traffic (RPM) for July 2007 increased 25.2% while capacity (ASM) increased 22.2%. This resulted in a load factor of 85.0%, an increase of 2.0 percentage points when compared to July 2006.

Aero Republica passenger traffic (RPM) for July 2007 decreased 2.0%, while capacity (ASM) increased 1.3%. Aero Republica’s load factor for the month was 61.7%, a 2.1 percentage point decrease when compared to July 2006.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 39 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Cali, Cartagena and Medellin.

CPA-G